                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 13E-3

                        Rule 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            News Communications, Inc.
                         ------------------------------
                              (Name of the Issuer)

                            News Communications, Inc.
                        --------------------------------
                      (Name of Person (s) Filing Statement)

                     common stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    652484809
                 ----------------------------------------------
                      (CUSIP Number of Class of Securities)

                            News Communications, Inc.
                            2 Park Avenue, Suite 1405
                                New York NY 10016
                                 (212) 689-2500

                                 with copies to

                              Paul J. Pollock, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 940-8800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person (s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c. [ ] A tender offer.
     d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           Calculation of Filing Fee


--------------------------------------------------------------------------------
     Transaction Valuation*                         Amount of Filing Fee**
--------------------------------------------------------------------------------
            $55,000                                           $11

--------------------------------------------------------------------------------


* The transaction valuation was based upon an estimated $55,000 of cash to be paid in lieu of the issuance of fractional shares of common stock in connection with the reverse stock split.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          RULE 13E-3 TRANSACTION STATEMENT

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") by News Communications, Inc., a Nevada corporation (the "Company"), in connection with a going private transaction, in which the Company will effect a 1 for 100 reverse stock split of its common stock, par value $0.01 per share (the "Common Stock"), and a corresponding reduction of authorized shares of Common Stock from 100,000,000 to 1,000,000 (the "Transaction"). Those holders who, immediately following the reverse split, would hold fractional shares of the Common
Stock will, in lieu thereof, receive cash payments equal to $1.10 per one pre-split share and those holders who would only hold fractional shares will no longer be stockholders of the Company. Consummation of the Transaction will result in the Company having less than 300 stockholders of record, enabling it to elect to terminate the registration of its Common Stock pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended. The terms and conditions of the Transaction are described in the Company's Information Statement on Schedule 14C, which was filed with the Commission on July 13, 2005.

Item 1. Summary Term Sheet

         The information set forth in the Information Statement under the caption "SUMMARY" is incorporated herein by reference.

Item 2. Subject Company Information

     (a) Name and Address. News Communications, Inc. is located at 2 Park Avenue, Suite 1405, New York, NY 10016. Its telephone number is
             (212) 689-2500.

     (b) Securities. As of June 30, 2005 the Company had outstanding 12,024,597 shares of common stock, par value $0.01 per share.

     (c) Trading Market and Price. The information set forth in the Information Statement under the captions "SPECIAL FACTORS - Going Private Transaction; Effects" and "NEWS COMMUNICATIONS, INC. AND ITS SUBSIDIARIES FINANCIAL INFORMATION" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Information Statement under the caption "NEWS COMMUNICATIONS, INC. AND ITS SUBSIDIARIES FINANCIAL INFORMATION" is incorporated herein by reference.

     (e)     Prior Public Offerings. Not applicable.

     (f)     Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of the Filing Person

     (a) Name and Address. The filing person is News Communications, Inc. The Company is located at 2 Park Avenue, Suite 1405, New York, NY 10016 and its telephone number is (212) 689-2500. The name of each of the executive officers, directors and controlling persons of the Company are as follows:


              Name and Address(1)              Position
              -------------------              --------
              James A. Finkelstein             President, Chief Executive Officer and
                                               Director


              Jerry Finkelstein                Chairman of the Board of Directors

              Wilbur L. Ross, Jr.              Director

              Martin A. Bell                   Director

              Gary Weiss                       Director

              Martin Mendelsohn                Director

              Matthew Doull                    Director

              E. Paul Leishman                 Chief Financial Officer and Secretary


             (1) The address of each executive officer and director of the Company is: 2 Park Avenue, Suite 1405, New York, NY 10016.

     (b)-(c) Business and Background.

             James A. Finkelstein has been President, Chief Executive Office and a Director of the Company since June 2001. Mr. Finkelstein has been Executive Chairman of Thompson Publishing Group since May 2004. He serves as President of Marquis Who's Who, LLC. He is Chairman, Global Media Partners of Avista Capital Partners since July 2005. He has been a consultant serving as Chairman of Global Media Partners of DLJ Merchant Banking Partners III since January 2004. Previously he has served as media partner to DB Capital Partners in 2002 and 2003 and a media consultant to Veronis Suhler Stevenson in 2002. He was President of JAF Communications, Inc. from 1999 to 2001. From 1979 to 1998 he served as CEO of the National Law Publishing Company. He has been the Publisher of the New York Law Journal and The National Law Journal. He currently serves as a Director of Advanstar Communications. Mr. Finkelstein has served on the Board of Directors of the Legal Aid Society, and New York University's Faculty of Arts and Sciences Board of Overseers, and was awarded an Honorary Doctor of Laws degree from Hofstra University.

             Jerry Finkelstein has been Chairman of the Board of Directors since 1993, and a Director of the Company since December 1987. He served as publisher of The New York Law Journal from 1960 to 1984. Mr. Finkelstein is a former member of the Board of Directors of Rockefeller Center, Inc., Chicago Milwaukee Corporation, Chicago Milwaukee Railroad Corporation and TPI Enterprise, Inc., formerly Telecom Plus International Inc., a communications company. He is also a former Commissioner of the Port Authority of New York and New Jersey. Mr. Finkelstein is the father of James A. Finkelstein, the President, Chief Executive Officer and a Director of the Company.

             Wilbur L. Ross, Jr. has been a Director of the Company since October 1996. Mr. Ross served as Chief Executive Officer of the Company from October 1996 to August 1999. From 1988 to March 2000, Mr. Ross was Executive Managing Director of Rothschild Inc. and Chairman of Rothschild Recovery Fund and Asia Recovery Fund. On April 1, 2000, Mr. Ross purchased the controlling interest in the General Partner of these funds and Rothschild Recovery Fund was renamed WLR Recovery Fund. Mr. Ross resigned from Rothschild Inc. and organized WL Ross & Co. L.L.C., a merchant banking firm with headquarters in New York. Mr. Ross is a Director of Syms Corp., a clothing retailer, Tong Yang Life Insurance Co. (Korea), Clarent Hospital Corp. and Nikko Electric. He is the Chairman of the Board of Marquis Who's Who, LLC, International Textile Group, International Coal Group, Nano-Tex Inc. and Ohizumi Manufacturing Co. and he is a director of Mittal Steel. He



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             also serves as a member of the Alternative Investments Committee of the New York Society of Security Analysts.

             Martin A. Bell has been a Director of the Company since July, 1999. He has been Vice Chairman of D.H. Blair Investment Banking Corp. since December 1995, prior to which time he served as Senior Vice President and General Counsel to the firm.

             Gary Weiss has been a Director of the Company since July, 1999. He is a Founding Partner in Valeo Partners LLC, a strategic advisory and consulting firm founded in 2002. He has also served as President of Weiss Capital Group LLC, an investment and consulting firm since 1997.

             Martin Mendelsohn has been a Director of the Company since July, 1999. Since March 2002, he has been a partner at Schnader Harrison Segal & Lewis. From 1992 to 2002, he was a partner at Verner, Liipfert, Bernhard, McPherson and Hand.

             Matthew Doull has been a Director of the Company since August 5, 2002. He is a portfolio manager at Pequot Capital, a New York-based investment firm. Previously he was responsible for covering global media at Bailey Coates Asset Management, a London-based investment firm, from 2004 until May 2005. He ran private equity investments at a large newspaper publishing company, Hollinger International, from 1997 to 2004, prior to which he was Associate Publisher of Wired Magazine. He serves on the Vestry of Grace Church in New York. From 1998 to 2000, Mr. Doull served as Chairman of Trip.com Inc.

             E. Paul Leishman has been Chief Financial Officer of the Company since June 2001 prior to which he was Corporate Controller since September 2000. From August 1996 through December 1999, Mr. Leishman was Corporate Controller of Thomson Newspapers, Inc. Prior to that time, Mr. Leishman held management positions at other media companies including Conde Nast Publications, BPI Communications, Inc., and Harcourt Brace and Company.

Item 4. Terms of the Transaction

     (a) Material Terms. The information set forth in Item 1 above and in the Information Statement under the caption "SPECIAL FACTORS" is incorporated herein by reference.

     (c)     Different Terms. None.

     (d)     Appraisal Rights. None.

     (e)     Provisions for Unaffiliated Security Holders. None.

     (f)     Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (a)     Transactions. None.

     (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the caption "PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS" is incorporated herein by reference.



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

         (e) Agreements Involving the Securities. The information set forth in the Information Statement under the captions "SPECIAL FACTORS - Employee and Director Stock Options" and "SPECIAL FACTORS - Warrants to Purchase Shares of Common Stock" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

         (b) Use of Securities Acquired. The shares of Common Stock acquired in the Transaction will be retired.

         (c) Plans. The information set forth in the Information Statement under the captions "SUMMARY - Effects of Reverse Split," "SPECIAL FACTORS - Purposes of the Transaction," "SPECIAL FACTORS - Going Private Transaction; Effects," and "SPECIAL FACTORS - Certain Impact of the Transaction" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

         (a) Purposes. The information set forth in the Information Statement under the captions "SUMMARY - Purposes of the Transaction" and "SPECIAL FACTORS - Purposes of the Transaction" is incorporated herein by reference.

         (b) Alternatives. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Alternatives Considered" is incorporated herein by reference.

         (c) Reasons. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Reasons for the Structure and Timing of the Transaction" is incorporated herein by reference.

         (d) Effects. The information set forth in the Information Statement under the captions "SUMMARY - Effects of Reverse Split," "SPECIAL FACTORS - Going Private Transaction; Effects," and "SPECIAL FACTORS - Federal Tax Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction

         (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions "SUMMARY - Fairness of the Transaction," "SPECIAL FACTORS - Alternatives Considered" and "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

         (c) Approval of the Security Holders. The information set forth in the Information Statement under the captions "SUMMARY - Stockholder Approval" and "SPECIAL FACTORS - Stockholder Approval" is incorporated herein by reference.

         (d) Unaffiliated Representative. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

         (e) Approval of Directors. The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Transaction" is incorporated herein by reference.

         (f)      Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

         None.

Item 10. Source and Amounts of Funds or Other Consideration

         (a) Source of Funds. The approximately $155,000 necessary to pay for all of the fractional shares exchanged for cash in the transaction and the expenses relating to the transaction will come from operations.

         (b)      Conditions. None.

         (c) Expenses. The expenses and fees relating to the Transaction are as follows:

                 Expenses                                              Estimated Amount
                 --------                                              ----------------
                 Legal Fees                                              $ 66,200
                 Accounting Fees                                           15,000
                 Exchange Agent/Transfer Agent fees                         7,600
                 Filing                                                     1,500
                 Printing                                                   2,500
                 Mailing                                                    7,200
                      TOTAL:                                             $100,000



         (d)      Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

         (a)-(b) Securities Ownership and Securities Transactions. The information set forth in the Information Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

         Not applicable.

Item 13. Financial Information

         (a) Financial Information. The information contained in the Information Statement under the captions "NEWS COMMUNICATIONS, INC. AND ITS SUBSIDIARIES FINANCIAL INFORMATION" is incorporated herein by reference.

         (b)      Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

         (a)      Solicitations or Recommendations. Not applicable.

         (b) Employees and Corporate Assets. The information set forth in the Information Statement under the caption "SPECIAL FACTORS
                  - Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information

         The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

         (a) Information Statement on Schedule 14C, filed with the SEC on July 13, 2005, is incorporated herein by reference.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (f)      Not applicable.

         (g)      Not applicable.







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


                                   SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned does certify that the information set forth in this statement is true, complete and correct.



                            NEWS COMMUNICATIONS, INC.


                            By: /s/ James A. Finkelstein
                                -----------------------------------------
                                Name: James A. Finkelstein
                                Title: President and Chief Executive Officer


                            Dated: July 13, 2005





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